EXHIBIT 2.1
FINAL

ASSET PURCHASE AGREEMENT

by and among

COMSCORE, INC.,
a Delaware corporation,

RSC THE QUALITY MEASUREMENT COMPANY
(also known as the ARSgroup),
an Indiana corporation,

MSW.ARS LLC
a Delaware limited liability company

and

MSW Research, Inc., as Guarantor

Dated: March 4, 2013

1.	PURCHASE AND SALE; PURCHASE PRICE 1

1.1	Purchase and Sale of Purchased Assets 1

1.2	Excluded Assets 2

1.3	Assumed Liabilities 3

1.4	Excluded Liabilities 3

1.5	Purchase Price; Payment Default 4

1.6	Form of Payments 4

1.7	Receivables. 4

2.	REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES. 4

2.1	Organization 5

2.2	Authorization 5

2.3	Title to Purchased Assets 5

2.4	Binding Agreement 5

2.5	No Breach 5

2.6	Permits 6

2.7	No Violation of Law 6

2.8	Personal Property 6

2.9	Intellectual Property; No Infringement 6

2.10	Contracts 8

2.11	Litigation 9

2.12	Tax Matters 9

2.13	Insolvency Proceedings 10

2.14	Insurance 10

2.15	Real Property 10

2.16	Business Employees and Independent Contractors 10

2.17	Labor Relations 11

2.18	Brokers 11

2.19	Financial Statements 11

2.20	No Other Representations and Warranties 12

3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER 12

3.1	Organization 12

3.2	Corporate Authorization 12

3.3	Binding Agreement 12

3.4	No Breach 12

3.5	Litigation 13

3.6	Solvency; Financing; Ability to Perform Agreement 13

3.7	Purchaser’s Acknowledgement 13

3.8	Brokers 13

3.9	Approval 13

4.	COVENANTS 13

4.1	Interim Covenants of Seller Parties 13

4.2	Confidentiality 14

4.3	Necessary Consents 14

4.4	Further Action; Efforts. 15

4.5	Employee Matters 15

4.6	Allocation Statement 16

4.7	Non-Competition; Non-Solicitation. 16

4.8	Name Change 18

5.	CONDITIONS TO PURCHASER’S OBLIGATIONS TO CLOSE 19
5.1    Representations and Warranties     19

5.2	Compliance with Covenants 19

5.3	Closing Documents 19

5.4	Governmental Consents, Approvals and Waivers 19

5.5	Absence of Litigation 19

5.6	No Material Adverse Effect 19
5.7    Employees. Each of Robin Bowmer, Patrick Brennan, Frank Findley, Gregory Baker, and Rachel Day shall have accepted employment with the Purchaser and at least seventy-five percent (75%) of the Business Employees shall have accepted employment with the Purchaser.     19

6.	CONDITIONS TO PARENT’S AND SELLER’S OBLIGATIONS TO CLOSE. 20

6.1	Representations and Warranties 20

6.2	Compliance with Covenants 20

6.3	Closing Documents 20

6.4	Governmental Consents and Waivers 20

6.5	Absence of Litigation 20

7.	CLOSING 20

8.	CLOSING DOCUMENTS 21

8.1	Closing Documents to be Delivered by Seller and Parent 21

8.2	Closing Documents to be Delivered by Purchaser 21

8.3	Other Closing Documents 22

9.	TERMINATION; REMEDIES. 22

9.1	Termination 22

9.2	Effect of Termination 22

10.	INDEMNIFICATION. 23

10.1	Survival of Representations, Warranties and Covenants. 23

10.2	Indemnification 23

10.3	Indemnification Claims 23

10.4	Maximum Payments; Remedy; Limitations on Indemnity. 26

10.5	Remedies Exclusive 27

11.	POST CLOSING MATTERS 27

12.	EXPENSES 28

13.	BULK SALES 28

14.	FURTHER ASSURANCES 28

15.	AMENDMENT; BENEFIT AND ASSIGNABILITY 28

16.	NOTICES 28

17.	WAIVER. 29

18.	ENTIRE AGREEMENT 30

19.	COUNTERPARTS 30

20.	CONSTRUCTION 30

21.	EXHIBITS, APPENDICES AND SCHEDULES 30

22.	SEVERABILITY 31

23.	CHOICE OF LAWS 31

23.1	Governing Law 31

23.2	Consent to Jurisdiction 31

24.	PUBLIC STATEMENTS 31

25.	COUNSEL 31

26.	WAIVER OF TRIAL BY JURY 31

27.	SPECIFIC PERFORMANCE 32

28.	REPRESENTATION BY COUNSEL 32

29.	GUARANTY 32

Appendix I    Definitions
Exhibits:

Exhibit A    Form of Assignment and Assumption and Bill of Sale Exhibit B    Form of Trademark Assignment
Exhibit C    Form of Patent Assignment

Exhibit D    Form of Purchaser License Agreement. Exhibit E    Form of Parent License Agreement. Exhibit F    Form of Sub-Lease.
Exhibit G    Form of Transition Services Agreement. Exhibit H    Form of Escrow Agreement.

Schedules:

Schedule PL    Permitted Liens Schedule 1.1(a)    Equipment Schedule 1.1(b)    Work-In-Process Schedule 1.1(c)    Assigned IP Assets Schedule 1.1(d)    Prepaid Items
Schedule 1.1(e)    Assigned Agreements Schedule 1.1(h)    Telephone Numbers Schedule 1.7    Receivables
Schedule 2.9(c)    Intellectual Property -
Registrations

Schedule 2.9(d)    Intellectual Property -
Claims

Schedule 2.9(g)    Intellectual Property -
Seller Software

Schedule 2.9(h)    Intellectual Property -
Trade Secrets

Schedule 2.9(l)    Intellectual Property -
Open Source Schedule 2.10(a)    Contracts

Schedule 2.10(b)    Contracts Requiring Notice
or Consent

Schedule 2.11    Litigation

Schedule 2.14    Insurance

Schedule 2.15    Lease

Schedule 2.16(a)    Business Employees Schedule 2.16(b)    Contractors
Schedule 2.17    Unresolved Labor
Controversies

Schedule 2.19    Seller Parties Financial
Statements

Schedule 4.1    Interim Period Covenants Schedule 4.7(b)(iii) Covered Customers Schedule 4.7(b)(iv) Parent Covered Customers

Schedule 5.4	Seller Parties’ Governmental Consents and Waivers

Schedule 6.4    Purchaser’s Governmental
Consents and Waivers

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 4th day of March, 2013, by and among MSW.ARS LLC, a Delaware limited liability company (“Purchaser”),    comScore,    Inc.,    a    Delaware    corporation    (“Parent”),    RSC    The    Quality Measurement Company (also known as ARSgroup), an Indiana corporation and a wholly-owned subsidiary of Parent (“Seller” and collectively with Parent, the “Seller Parties”) and solely for the purposes of Section 29, MSW Research, Inc., a New York corporation (the “Guarantor”). Certain definitions of capitalized terms used herein but not otherwise defined herein are set forth in Appendix I.

RECITALS

A.Whereas, Seller Parties are engaged in the Business; and

B.Seller Parties desire to sell and convey to Purchaser, and Purchaser desires to purchase from Seller Parties, substantially all of the assets of the Business upon the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.PURCHASE AND SALE; PURCHASE PRICE.

1.1    Purchase and Sale of Purchased Assets.    Subject to the terms and conditions of this Agreement, at the Closing, Seller Parties shall sell, assign, convey, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and take assignment and delivery of, each Seller Party’s right, title and interest in and to all of the assets, properties and rights of Seller Parties (other than the Excluded Assets) which exclusively relate to, or are used or held for use in the Business listed below (collectively, the “Purchased Assets”):

(a)the tangible personal property owned, leased or held for use by each Seller Party, as well as all manufacturers’ warranties associated with such items set forth on Schedule 1.1(a) (collectively, the “Equipment”);

(b)work-in-process    of    Seller    Parties    set    forth    on    Schedule 1.1(b) (collectively, the “Work-In-Process”);

(c)the IP Licenses, Licensed IP and Intellectual Property, as well as all transferable manufacturers’ warranties associated with such items, as set forth on Schedule 1.1(c) (collectively, the “Assigned IP Assets”);

(d)the claims, deposits, prepayments, warranty and guarantee rights, refunds and rebates and similar items set forth on Schedule 1.1(d) (collectively, the “Prepaid Items”);

(e)the Contracts set forth on Schedule 1.1(e) (collectively, the “Assigned Agreements”);

(f)	the Customer Prepayments listed on Schedule 1.7(a);

(g)all rights, claims and causes of action against third parties relating to the Business, including all rights against suppliers under warranties covering any of the Purchased Assets transferable in accordance with their terms;

and

(h)	the phone numbers relating to the Business set forth on Schedule 1.1(h);

(i)	all goodwill associated with the Business or the Purchased Assets.

1.2    Excluded Assets. Purchaser understands that, notwithstanding Section 1.1 or any other provision of this Agreement, Seller Parties are retaining and not selling, assigning or transferring to Purchaser the following assets, properties and rights of Seller Parties (the “Excluded Assets”):

(a)any and all cash, bank accounts, deposits and marketable securities, security deposits, investments and liquid assets;

(b)	any rights to or under Benefit Plans;

(c)all original books and records that would otherwise constitute Purchased Assets but for the fact that Seller Parties are required to retain such original books and records pursuant to applicable Laws (in which case copies of such books and records will be included in the Purchased Assets) or that reflect other businesses of Seller Parties, including the Excluded Business;

(d)any information, documents, records or files containing information that is subject to attorney-client privilege or attorney-work product, or relating to (i) litigation, (ii) the businesses of Seller Parties or their Affiliates other than the Business (including customer information and Contracts), (ii) the medical records of Business Employees for periods prior to the Closing except with respect to each Transferred Employee that provides any consents required under the Health Insurance Portability and Accountability Act of 1996 to transfer such records, (iii) Benefit Plans, (iv) Excluded Assets or Excluded Liabilities, or (v) the corporate organizational documents and corporate minutes, proceedings and actions of Seller Parties (collectively, the “Excluded Records”);

(e)	any equity interests in Seller Parties;

(f)	all of Seller Parties’ insurance policies;

(g)Seller Parties’ rights under this Agreement and any other Transaction Document; and

(h)all of Seller Parties’ rights, title and interest in and to all property, assets and rights owned, leased or held for use by Seller Parties which are not listed on any Schedule of Purchased Assets.

1.3    Assumed Liabilities. At the Closing, Purchaser shall assume, and agree to pay, perform, fulfill and discharge, the following obligations, duties, responsibilities and Liabilities of Seller Parties (the “Assumed Liabilities”):

(a)any and all Liabilities of Seller Parties under the Assigned Agreements, including any Liabilities for warranties for services performed, that are required to be performed or satisfied from and after the Closing;

(b)any and all Liabilities for Transferred Business Employees for periods from and after the Closing; and

(c)any and all Liabilities arising out of or as a result of the operation of the Business or the ownership or use of the Purchased Assets from and after the Closing, including any tort, violation of Law or breach of any Contract relating to the Business after the Closing.

1.4    Excluded Liabilities. Purchaser shall not be deemed to have assumed or otherwise be liable in respect of any Liability of Seller Parties other than the Assumed Liabilities or as otherwise set forth in this Agreement or any other Transaction Document (any such non- assumed liability, an “Excluded Liability”), including any of the following obligations of Seller Parties:

(a)any Indebtedness;

(b)all obligations to Business Employees for periods prior to the Closing that are outstanding as of the Closing;

(c)all Liabilities for Taxes arising out of or relating to the operation of the Business or the ownership or use of the Purchased Assets prior to the Closing (other than those Liabilities identified as Assumed Liabilities in Section 1.3);

(d)any Liabilities in respect of any pending or threatened litigation matter arising out of, relating to or otherwise in respect of the operation of the Business or the Purchased Assets, solely to the extent that such matter relates to the operation of the Business prior to the Closing (except to the extent that such Liabilities are Assumed Liabilities under Section 1.3);

(e)any violation of Law or breach of Contract in the operation of the Business or the Purchased Assets, solely to the extent that such matter relates to the operation of the Business prior to the Closing (except to the extent that such Liabilities are Assumed Liabilities under Section 1.3); and

(f)obligations of Seller Parties under this Agreement and any other Transaction Document.

1.5    Purchase Price; Payment Default.    In full payment for the Purchased Assets, in addition to assuming the Assumed Liabilities, Purchaser will pay to Parent by wire transfer of immediately available funds the aggregate sum of One Million Dollars ($1,000,000) (the “Purchase Price”). The Purchase Price shall be payable by Purchaser to Parent as follows: Two Hundred Fifty Thousand Dollars ($250,000) at the Closing (the “Closing Purchase Price”), and Seven Hundred Fifty Thousand Dollars ($750,000) to be deposited by Purchaser into an Escrow Account (the “Escrow Account”) to be established by Purchaser and Parent with SunTrust Bank (the “Escrow Agent”), to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement, plus any fees due to the Escrow Agent under the Escrow Agreement. The Escrow Agent shall disburse Two Hundred Fifty Thousand Dollars ($250,000) to the Parent on the last day of each of June, September and December of 2013 (each an “Installment Payment”), pursuant to the terms of the Escrow Agreement.

1.6    Form of Payments. The Purchase Price shall be deposited by bank wire transfer of immediately available funds, into an account designated by the recipient in writing at least two (2) Business Days prior to the Closing Date.

1.7	Receivables.

(a)    Attached hereto as Schedule 1.7(a) is a list of billed and collected amounts relating to the Assigned Agreements for work not yet performed by Seller Parties (the “Customer Prepayments”), to be updated prior to Closing. The aggregate amounts of the total Customer Prepayments will be deducted from the final Installment Payment and shall reduce the amount to be held pursuant to the Escrow Agreement.

(b)    Attached hereto as Schedule 1.7(b) is a list of the billed and unbilled amounts relating to the Assigned Agreements for work performed by Seller Parties prior to the Closing (the “Seller Parties Receivables”), to be updated prior to Closing.

(c)    Attached hereto as Schedule 1.7(c) is a list of billed, unbilled and uncollected amounts relating to the Assigned Agreements for work to be performed by the Purchaser after the Closing (the “Purchaser Receivables”), to be updated prior to Closing.

(d)    Any amounts collected and/or payments received in connection with the Seller Parties Receivables by Purchaser shall be remitted to Parent within Five (5) Business Days of such receipt. Any amounts collected and/or payments received in connection with the Purchaser Receivables by either of the Seller Parties shall be remitted to Purchaser within Five (5) Business Days of such receipt. Purchaser agrees to make reasonable efforts to collect the Seller Parties Receivables. Seller Parties shall not settle or compromise any of the Purchaser Receivables without consent of the Purchaser and Purchaser shall not settle or compromise any of the Seller Parties Receivables without consent of the Parent.

2.	REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES. Seller
Parties, jointly and severally, represent and warrant to Purchaser the matters set forth in this Section 2, as may be qualified by the Schedules. These representations and warranties, and the information set forth in the Schedules, are current as of the date of this Agreement.

2.1    Organization. Seller is a corporation, duly organized, validly existing and in good standing under the laws of the State of Indiana. Seller has full corporate power and authority to own, lease and operate its assets, to carry on its business as now conducted and to enter into and to perform this Agreement. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Parent has full corporate power and authority to own, lease and operate its assets, to carry on its business as now conducted and to enter into and to perform this Agreement.

2.2    Authorization. Each of Seller Parties has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the other Transaction Documents by each of Seller Parties, and Seller’s and Parent’s consummation of the transactions contemplated hereby, have been duly authorized by all requisite corporate or other action of Seller and Parent.

2.3    Title to Purchased Assets. Seller Parties have good and marketable title to all of the Purchased Assets which are tangible Personal Property free and clear of all Liens. Upon delivery of the Purchased Assets to Purchaser at the Closing in accordance with this Agreement, good and marketable title to all of the Purchased Assets, free and clean of all Liens (other than Liens incurred or imposed by Purchaser), will pass to Purchaser.

2.4    Binding Agreement. This Agreement has been duly executed by each of Seller Parties and delivered to Purchaser, and constitutes the legal, valid and binding agreement of Seller Parties, enforceable against each of Seller Parties in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. Upon the execution and delivery of each other Transaction Document to be executed or delivered by either of Seller Parties, as applicable, at the Closing, each of the Transaction Documents will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) the legal, valid and binding obligation of each of Seller Parties, enforceable against such party in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.

2.5    No Breach. The execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by Seller Parties do not and will not (a) violate or conflict with either of Seller Parties’ Charter and Governing Documents or any Law to which Seller Parties, the Business or the Purchased Assets are subject, (b) with or without giving notice or the lapse of time or both, breach or conflict with, constitute or create a default under, or give rise to any right of termination, cancellation or acceleration under, any of the provisions of any Contract to which either of Seller Parties is a party or by which Seller Parties or the Purchased Assets may be bound, except those Contracts identified in Schedule 2.5 which require the giving of notice and/or consent, (c) result in the imposition of a Lien on the Purchased Assets or (d) require any filing with, any Permit from, or the giving of any notice to, any Governmental Authority or other Person.

2.6    Permits. Seller Parties possess all Permits required to own the Purchased Assets and to conduct the Business as now being conducted, except where the failure to possess such Permits would not reasonably be expected to have a Material Adverse Effect.

2.7    No Violation of Law.    Neither of Seller Parties is in violation in any material respect of, nor has either of Seller Parties been given written notice of or charged with any material violation of, any Law in the conduct or operation of the Business as currently conducted.

2.8    Personal Property.    Except with insignificant and minor exceptions, all items of Personal Property used in the operation of the Business are in satisfactory operating condition and repair (reasonable wear and tear excepted), and are suitable for their use in the Business as currently conducted.

2.9	Intellectual Property; No Infringement

(a)    Ownership. Seller Parties own, free and clear of all Liens, and have valid and enforceable rights in, the Intellectual Property that constitutes Assigned IP Assets, excluding the IP Licenses.

(b)    Licenses.    Seller Parties have current licenses to use all Assigned IP Assets that are the subject of the IP Licenses. The IP Licenses include all of the licenses, sublicenses and other agreements or permissions relating to third party intellectual property used exclusively in the operation of the Business as presently conducted by Seller Parties. Each of Seller Parties have performed all obligations imposed by it in the IP Licenses to which it is a party or by which it is bound, has made all payments required to date, and is not, nor to the Knowledge of Seller Parties is another party thereto, in breach or default thereunder in any respect, nor has any event occurred that with notice or lapse of time or both would constitute a breach or default thereunder.

(c)    Registrations.    All registrations for copyrights, Patents and Trademarks included in the Assigned IP Assets are owned by Seller Parties, are valid and in force, and all applications to register any copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind except as set forth in Schedule 2.9(c).

(d)	Claims.

(i)Except as set forth in Schedule 2.9(d), no claim or action is pending or, to the Knowledge of Seller Parties, threatened that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Assigned IP Assets or challenging Seller Parties’ right to provide their services using any Assigned IP Asset, and no item of the Assigned IP Assets is subject to any outstanding order, ruling, decree, stipulation, charge or agreement against any Seller Party restricting in any manner the use, the licensing, or the sublicensing thereof.

(ii)Except as set forth in Schedule 2.9(d), no Seller Party has received any notice that the use of the Assigned IP Assets in the Business has infringed upon or otherwise violated the intellectual property rights of third parties or received any claim, charge, complaint, demand or notice alleging any such infringement or violation, other than with respect to matters which have been resolved as of the date hereof.

(iii)Except as set forth in Schedule 2.9(d), to Seller Parties’ Knowledge, no third party is infringing upon or otherwise violating any Intellectual Property that constitutes an Assigned IP Asset owned by a Seller Party.

(e)    No Infringement of Intellectual Property of Others. None of the Assigned IP Assets owned by Seller Parties, infringe upon or otherwise violate any intellectual property rights of any third party as currently used in the Business. To the Knowledge of Seller Parties, none of the Assigned IP Assets which are subject to the IP Licenses infringe upon or otherwise violate any intellectual property rights of any third party.

(f)    Administration and Enforcement. Seller Parties have taken such actions as they have deemed reasonable under the circumstances to maintain and protect the Intellectual Property included in the Assigned IP Assets.

(g)    Seller Software. The Seller Software used exclusively in the Business is listed in Schedule 2.9(g). Except as set forth on Schedule 2.9(g), (i) such Seller Software is not subject to any transfer, assignment, site, equipment, or other operational limitations, (ii) the Seller Software includes all information sufficient to use such software in the conduct of the Business or operations of the Business as of the date of this Agreement, (iii) there are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Seller Software by any third party, and (iv) (A) to the extent that the Seller Software was developed by or for Seller Parties, the Software is free from any material defect and does not contain any mechanism for viruses, worms, time bombs, or unauthorized backdoor access that could be used to interfere with the operation of such Software, and performs in general conformance with its documentation as respects the functionality and purposes for which such Seller Software is currently used by Seller Parties in the Business and (B) to the extent that the Seller Software was not developed by or for Seller Parties, to the Knowledge of Seller Parties, the Seller Software is free from any material defect and does not contain any mechanism for viruses, worms, time bombs, or unauthorized backdoor access that could be used to interfere with the operation of such Seller Software, and performs in general conformance with its documentation as respects the functionality and purposes for which such Seller Software is currently used by Seller Parties in the Business.

(h)    Trade Secrets.    Except as disclosed on Schedule 2.9(h) or as required pursuant to the filing of any Patent application, regarding the trade secrets owned by any Seller Party and used in the Business: (i) the Seller Party has taken such actions as it deemed reasonable under the circumstances to protect such trade secrets from unauthorized use or disclosure, (ii) to the Knowledge of Seller Parties, there has not been any unauthorized use or disclosure of such trade secrets, (iii) Seller Parties have the sole and exclusive right to bring actions for infringement or unauthorized use of such trade secrets, (iv) to the Knowledge of Seller Parties, none of such trade secrets infringes upon or otherwise violates valid and enforceable intellectual property or trade secrets of others, and (v) Seller Parties are not, nor as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, will it be, in violation of any agreement relating to such trade secrets.

(i)    Employee Breaches. To the Knowledge of Seller Parties, no employee of Seller Parties have transferred Intellectual Property or information that is confidential or proprietary information to Seller Parties or to any third party in violation of any Law or any term of any employment agreement, Patent or invention disclosure agreement or other contract or agreement relating to the relationship of such employee with Seller Parties or any prior employer.

(j)    Related Parties; Etc. No Seller Party uses any Intellectual Property owned by any shareholder, director, officer, employee or consultant of such Seller Party in the Business as currently conducted. At no time during the conception or reduction to practice of any of the Intellectual Property included in the Assigned IP Assets that is owned by Seller Parties was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any Governmental Authority or subject to any employment agreement, invention assignment, nondisclosure agreement or other contract with any Person that could adversely affect the rights of the Seller Party to any such Assigned IP Asset.

(k)    Transfer.    Other than as set forth in this Agreement, the execution by Seller Parties of this Agreement will not result in the loss or impairment of any Seller Party rights under any of the Intellectual Property that constitutes Assigned IP Assets, and Seller Parties are not, nor as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder will it be, in violation of any IP License.

(l)    Open Source. No Seller Party distributes software in connection with the Business as “open source software” or under a similar licensing or distribution model (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards Source License (SISSL) and the Apache License) used by Seller Parties in the Business (“Open Source Materials”). Except as set forth in Schedule 2.9(l), Seller Parties have not (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Intellectual Property owned or exclusively licensed by any Seller Party that is an Assigned IP Asset, (ii) distributed Open Source Materials in conjunction with any Intellectual Property owned or exclusively licensed by any Seller Party that is an Assigned IP Asset, or (iii) used Open Source Materials in a manner that grants, or purports to grant, to any third party, any rights or immunities under any the Intellectual Property owned or exclusively licensed by any Seller Party that is an Assigned IP Asset that otherwise comprises non-Open Source Materials portions of the Assigned IP Assets (including requiring that any such the Assigned IP Asset be (1) disclosed or distributed in source code form, (2) licensed for the purpose of making derivative works, or (3) redistributable at no charge).

2.10	Contracts.

(a)Schedule 2.10(a) contains a complete, current and correct list of the Assigned Agreements (provided, that for the purposes of this Section 2.10(a), the term Contracts shall not include IP Licenses (which are covered in Section 2.9) and Leases (which are covered in Section 2.15).

(b)Schedule 2.10(b) identifies all Assigned Agreements set forth therein for which third party consents or waivers must be obtained on or prior to the Closing (or which have been obtained) in order for such Contracts to continue in effect according to their terms after the Closing. Seller has made available to Purchaser true and complete copies of all written Contracts set forth on Schedule 2.10(a) and Schedule 2.10(b) (including any and all amendments and other modifications to such Contracts).

(c)All of the Assigned Agreements are in full force and effect, and are valid, binding, and enforceable in accordance with their terms, except to the extent that the enforceability thereof may be affected by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by court-applied equitable principles. Neither of Seller Parties is in material breach, nor, to the Knowledge of Seller Parties, is any other party in material breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, the terms of any Assigned Agreement.

(d)(i) Neither of Seller Parties has received written, nor to the Knowledge of Seller Parties, oral notice of an intention by any party to any Assigned Agreement that provides for a continuing obligation by any party thereto on the date hereof to terminate such Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not or would not be reasonably expected to result in a Material Adverse Effect and (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity, enforceability and continuation (all in accordance with the terms of such Contracts) of any of such Contracts. Neither of Seller Parties have waived any material rights under any such Contract.

2.11    Litigation. Except as described on Schedule 2.11, there is no Action or, to the Knowledge of Seller Parties, investigation of any nature, pending or threatened in writing, in either case against either of Seller Parties relating to the conduct or operation of the Business as now conducted. There are no writs, injunctions, decrees, arbitration decisions, unsatisfied judgments or similar orders outstanding against Seller Parties with respect to the Business.

2.12    Tax Matters.    Except as would not subject Purchaser to any material liability or adversely affect in any material respect Purchaser’s ability to conduct the Business following the Closing as presently conducted: (a) Seller Parties have filed all Tax Returns relating to the Business required to have been filed by it since 2010, (b) all such Tax Returns are accurate and complete in all material respects, (c) Seller Parties have paid or accrued for all Taxes owed by it that related to the Business which were due and payable (whether or not shown on any Tax Return), (d) neither of Seller Parties is currently the beneficiary of any extension of time within which to file any Tax Return relating to the Business, (e) there is no current claim against either of Seller Parties in writing by a Governmental Authority in a jurisdiction where Seller Parties do not file Tax Returns that it is or may be subject to taxation by that jurisdiction as a result of the conduct of the Business as currently conducted, (f) there are no Liens on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax, (g) no unpaid Tax deficiency relating to the Business has been asserted against or with respect to Seller Parties by any Governmental Authority in writing which Tax remains unpaid, and (h) Seller Parties have collected or withheld all Taxes required to be collected or withheld by it in the conduct of the Business as currently conducted, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due, or are reflected as a liability in the Financial Statements.

2.13    Insolvency Proceedings. Neither of Seller Parties is the subject of any pending, rendered or, to the Knowledge of Seller Parties, threatened insolvency proceedings of any character. Neither of Seller Parties has made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings. Neither of Seller Parties is insolvent and neither will become insolvent as a result of entering into this Agreement.

2.14    Insurance. Schedule 2.14 lists all insurance policies (by policy number, insurer, expiration date and type of coverage) held by either of Seller Parties relating to the Business, copies of which have been made available to Purchaser. All such insurance policies are in full force and effect. Neither of Seller Parties has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such insurance policies, and all premiums due on such insurance policies have been paid in accordance with their payment terms.

2.15	Real Property.

(a)Leased Premises. Schedule 2.15 contains a complete and accurate list of all premises currently leased by Seller Parties and primarily used by Seller Parties in the operation of the Business (the “Leased Premises”), and the real property leases related thereto to which the applicable the Seller Party is a party (the “Leases”). Seller Parties have delivered to the Purchaser true, correct and complete copies of the Leases.

(b)Leases Binding. The Leases (i) are valid, binding and enforceable in accordance with their terms and are in full force and effect, (ii) no event of default has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder on the part of Seller Parties, and (iii) to the Knowledge of Seller Parties, there is no occurrence of any event of default which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder by any other party. Neither of Seller Parties has waived any material rights under any Lease which would be in effect on or after the date of this Agreement and which would be adverse to Seller Parties. To the Knowledge of Seller Parties, no event has occurred which either entitles, or would, on notice or lapse of time or both, entitle the other party to any Lease with Seller Parties to declare a default or to accelerate, or which does accelerate, the maturity of any indebtedness of Seller Parties under any Lease.

2.16	Business Employees and Independent Contractors.

(a)Set forth on Schedule 2.16(a) is a complete and accurate list of all employees of Seller Parties assigned to the Business as currently conducted (the “Business Employees”) as of February 19, 2013 showing for each such Business Employee, as of that date, the employee’s name, job title or description, salary level (including any bonus or deferred compensation arrangements other than any such arrangements under which payments are at the discretion of Seller Parties) and also showing any bonus, commission or other remuneration other than salary paid by Seller Parties with respect to the calendar year ended December 31, 2012). Except as set forth on Schedule 2.16(a), all compensation, including wages, commissions and bonuses, payable to the Business Employees for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of Seller Parties with respect to any compensation, commissions or bonuses.

(b)There are no independent contractors of Seller engaged in the Business as currently conducted.

2.17    Labor Relations.    Neither of Seller Parties is a party to any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any of the Business Employees, and to the Knowledge of Seller Parties, there are no activities or proceedings of any labor union or other party to organize or represent the Business Employees. There has not occurred or, to the Knowledge of Seller Parties, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any Business Employees. Each of Seller Parties are and have been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices in the conduct of the Business, including provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, the withholding of income taxes, unemployment compensation, worker’s compensation, employee privacy and right to know and social security contributions, leaves of absence and unemployment insurance. Schedule 2.17 sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, between Seller Parties and Persons employed by or providing services to Seller Parties in the operation of the Business.

2.18    Brokers.    Purchaser will not be liable directly or indirectly for any brokerage, finder’s or other contingent fee or commission or any similar charge payable to any broker, finder or investment banker or other person in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller Parties.

2.19    Financial Statements.    Attached as Schedule 2.19 are copies of an estimated, pro forma revenue statement of the Business (as the Business was conducted by Parent and Seller, adjusted consistent with the notes set forth therein) as of December 31, 2012 and a statement of the wages, salaries bonuses or other compensation paid to the Business Employees as of December 31, 2012 (collectively, the “Business Financial Statements”). The Business Financial Statements were prepared in accordance with the books and records of Seller Parties, and present fairly, in all material respects, the financial condition of the Business at the respective dates thereof. The Business Financial Statements have been prepared in accordance with GAAP, consistently applied throughout and among the periods indicated, except that the unaudited statements exclude the footnote disclosures, year-end adjustments and other presentation items required for GAAP.

2.20    No Other Representations and Warranties. No representation or warranty made by Seller or Parent in this Agreement (including the Schedules hereto) (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Schedules hereto and the other Transaction Documents, any fact necessary to make the statement or facts contained herein or therein not misleading.

3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser
represents and warrants to Seller Parties the matters set forth in this Section 3.    These representations and warranties are current as of the date of this Agreement.

3.1    Organization.    Purchaser is a limited liability company, duly formed, validly existing and in good standing under the Laws of the State of Delaware and, and has the limited liability company power and authority to carry on its business as now conducted and to enter into and perform this Agreement.

3.2    Corporate Authorization.    Purchaser has the requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents to which it is a party, and Purchaser’s consummation of the transactions contemplated hereby, have been duly authorized by all requisite corporate action of Purchaser.

3.3    Binding Agreement.    This Agreement has been duly executed by Purchaser and delivered to Seller Parties and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. Upon execution and delivery at the Closing by Purchaser, each other Transaction Document to which Purchaser is, or is specified to be, a party, will be duly and validly executed by Purchaser and delivered to Seller Parties at the Closing, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) Purchaser’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.

3.4    No Breach. Subject to the necessity of obtaining approvals or termination, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby, including the Installment Payments, by Purchaser do not and will not (a) violate or conflict with Purchaser’s Charter or Governing Documents or any Laws of any Governmental Authority to which Purchaser is subject, or by which Purchaser may be bound, (b) (with or without giving notice or the lapse of time or both) breach or conflict with, constitute or create a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any contract, agreement, or other commitment to which Purchaser is a party or by which Purchaser is bound, or (c) require any filing with, or permit, consent or approval of, or the giving of notice to, any Governmental Authority or other Person.

3.5    Litigation. There is no Action, judgment, decree, settlement, rule, order or investigation of any nature, pending, rendered or, to Purchaser’s Knowledge, threatened, against Purchaser that reasonably would be expected to affect Purchaser’s ability to consummate the transactions contemplated by this Agreement.

3.6    Solvency; Financing; Ability to Perform Agreement.    Purchaser is now and at the Closing will be solvent, and has and will have at the Closing immediately available funds sufficient to consummate the transactions contemplated by this Agreement, including the payment of all fees and expenses payable by Purchaser in connection with the transactions contemplated by this Agreement. Purchaser will not become insolvent as a result of consummating the transactions contemplated by this Agreement.

3.7    Purchaser’s Acknowledgement.    Purchaser acknowledges that none of Seller, Parent, nor any other Person acting on behalf of Seller or Parent, nor any Affiliate of Seller or Parent (a) has made any representation or warranty, express or implied, regarding Seller, Parent, the Business, the Purchased Assets or the Assumed Liabilities except as expressly set forth in this Agreement and the other Transaction Documents or (b) makes or shall be deemed to have made hereunder any representations or warranties, express or implied, at law or in equity, of any kind or nature whatsoever concerning or as to the accuracy or completeness of any projections, budgets, forecasts or other forward-looking financial information concerning the future revenue, income, profit or other financial results of the Business. In addition, Purchaser acknowledges that there are uncertainties inherent in attempting to make any such projections, budgets, forecasts or other forward-looking financial information and actual results of operations may differ materially from any such projections, budgets, forecasts or other forward-looking financial information. Purchaser has conducted such investigations of Parent, Seller and the Business as it deems necessary and appropriate in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

3.8    Brokers. Neither of Seller Parties will be liable directly or indirectly for any brokerage, finder’s or other contingent fee or commission or any similar charge payable to any broker, finder or investment banker or other person in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

3.9    Approval. The Manager of Purchaser has adopted resolutions authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement. Purchaser has provided Parent and Seller with true and correct copies of all such proceedings relating to this Agreement and the transactions contemplated hereby, which are in full force and effect as of the date hereof and as of the Closing.

4.	COVENANTS.

4.1    Interim Covenants of Seller Parties. Seller Parties hereby covenant and agree that, from the date hereof through the earlier of the Closing or the termination of this Agreement pursuant to the terms and conditions hereof (such period, the “Interim Period”), except as (A) otherwise expressly contemplated by this Agreement or the other Transaction Documents, (B) set forth in Schedule 4.1 or (C) consented to in writing by Purchaser (which consent will not be unreasonably withheld, conditioned or delayed, and will be deemed granted if Parent sends an electronic mail notice to Purchaser that references this Section 4.1 and Purchaser does not object thereto within two (2) Business Days) they will take all commercially reasonable actions within their control to, consistent with past practice:

(m)    operate the Business in the usual and ordinary course;

(n)    use their commercially reasonable efforts to preserve substantially intact the organization of the Business, maintain the Purchased Assets, retain the services of the key Business Employees and maintain its relationship with the Business’s customers and suppliers;

(o)    use their commercially reasonable efforts to maintain and keep the tangible and real Purchased Assets in as good repair and condition as at present, ordinary wear and tear excepted; and

(p)    operate the Business in all material respects in compliance with all applicable Laws.

4.2    Confidentiality. Purchaser, Seller and Parent will each keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any information obtained by each with respect to the other in connection with this Agreement and the negotiations preceding this Agreement, including the amount of the Purchase Price (the “Confidential Information”), other than to its Representatives and each will use such Confidential Information solely in connection with the transactions contemplated by this Agreement. Notwithstanding anything to the contrary, no Person will be required to keep confidential or return any Confidential Information that (a) is known or available through other lawful sources not bound by a confidentiality agreement, directly or indirectly, with the disclosing party, (b) is or becomes publicly known or generally known in the industry through no fault of (i) the receiving party or its Representatives or (ii) third parties that, to the disclosing party’s knowledge, after reasonable inquiry, have an obligation to maintain confidentiality of such information, (c) is developed by the receiving party independently of the disclosure by the disclosing party without reliance or reference to the Confidential Information, or (d) is required to be disclosed pursuant to Law (including securities laws of any jurisdiction and rules and regulations of any applicable stock exchange), provided the other parties are given reasonable prior notice or consent thereto.

4.3    Necessary Consents. During the Interim Period, each party shall use its commercially reasonable efforts to make any notice and obtain any approval, authorization or consent of, or granting or issuance of any license or permit by, any party thereto other than Parent or its Affiliates that is required to assign or transfer any Purchased Asset hereunder (each, a “Necessary Consent”); provided, that the foregoing shall not require either party to pay any consideration to the third party or otherwise expend funds (other than de minimis expenses) in connection therewith. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Purchased Asset or any claim, right or benefit thereunder if an attempted assignment or transfer thereof without a Necessary Consent would constitute a breach thereof or adversely affect the rights or obligations of Purchaser thereunder and such Necessary Consent is not obtained prior to the Closing. If (i) a Necessary Consent is required for the assignment or transfer of a Purchased Asset and is not obtained prior to the Closing or (ii) an attempted assignment or transfer of a Purchased Asset is ineffective without such a Necessary Consent, then (a) Parent and Purchaser shall enter into a mutually acceptable arrangement to provide Purchaser with the benefits and, to the extent constituting an Assumed Liability, the obligations with respect to such Purchased Asset at no cost to Seller Parties and (b) unless otherwise agreed between the parties, Parent and Purchaser shall continue to use their commercially reasonable efforts from and after the Closing to obtain such Necessary Consent; provided, that the foregoing shall not require either party to pay any consideration to the third party or otherwise expend funds (other than de minimis expenses) in connection therewith. Notwithstanding the foregoing, Seller Parties will use its reasonable best efforts to obtain consent from Catalina to the transfer of Contract Number 12-12237.

4.4	Further Action; Efforts.

(a)During the Interim Period, each of the parties will use commercially reasonable efforts to take, or cause to be taken, all appropriate action to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable (provided, that the foregoing shall not require either party to pay any consideration to any third party or otherwise expend funds (other than de minimis expenses) in connection with obtaining any Necessary Consent).

(b)During the Interim Period, each of the parties will promptly notify the others in writing of any pending or, to the Knowledge of such party, threatened Action by any Governmental Authority or any other Person (i) challenging or seeking damages in connection with the transactions contemplated hereby or (ii) seeking to restrain or prohibit the consummation of the transactions contemplated hereby or otherwise limit the right of Purchaser to own or operate all or any portion of the Business or the Purchased Assets.

4.5	Employee Matters.

(a)The Business Employees will cease being employees of the Seller Party which employs them as of the Closing. Purchaser shall offer employment, effective as of Closing, to the Business Employees for base compensation and other employee benefits; in the aggregate, substantially comparable to what was provided to such Business Employee by Seller Parties or their Affiliates as of the date of this Agreement. Notwithstanding the foregoing, each of Robin Bowmer, Patrick Brennan, Frank Findley, Gregory Baker, and Rachel Day shall be offered employment by the Purchaser, at substantially the same base compensation and other employee benefits as currently provided by Seller Parties. Each Employee who accepts Purchaser’s offer of employment shall be referred to herein as a “Transferred Business Employee”. Purchaser will use its reasonable commercial efforts to preserve and maintain the existing communications and relationships between management Business Employees and other Business Employees and the existing business culture and practices and arrangements with Business Employees; provided, that nothing herein shall be construed as requiring Purchaser to continue the employment of any specific Person after the Closing.

(b)The Transferred Business Employees shall cease to participate in each employee benefit plan, arrangement, program or policy of Parent or its Affiliates for periods after their termination of employment with Parent on the Closing Date. For periods on and after their employment by Purchaser on the Closing Date, Purchaser will make its employee benefit plans and arrangements available to Transferred Business Employees as follows:

(i)Except as otherwise provided in this Section 4.5(b), effective as of the Closing Date, Purchaser shall credit Transferred Business Employees with their period of employment with Seller and Parent for eligibility and participation purposes in any “employee welfare plan” (as such term is defined by Section 3(3) of ERISA) maintained by Purchaser or one of its subsidiaries for which Transferred Business Employees are eligible.

(ii)Effective as of the Closing Date, Purchaser shall treat such Transferred Business Employees’ prior service with Seller and Parent as service with Purchaser for purposes of eligibility and benefit computation for satisfying the applicable waiting period for benefits and benefit computation under Purchaser’s short-term disability and long-term disability plans.

(iii)Notwithstanding anything in this Section 4.5(b) to the contrary, the parties agree and understand that all service with Seller and Parent prior to the Closing Date shall be credited for purposes of satisfying the eligibility, participation and benefit computation requirements of any severance pay plan, program, or arrangement offered by Purchaser.

4.6    Allocation Statement. Within sixty (60) days after the Closing, Purchaser will deliver or cause to be delivered to Seller Parties a statement containing the allocation of the Purchase Price among the Purchased Assets and the covenants contained in Section 4.7 (the “Allocation Statement”); provided, that the parties hereto agree that $50,000 of the Purchase Price will be allocated for Tax purposes to the covenants contained in Section 4.7.    The Allocation Statement will be prepared in accordance with Section 1060 of the Code and any comparable provisions of Law, as appropriate. Parent will be entitled to review, comment and approve such Allocation Statement described in the preceding sentence prior to filing such Allocation Statement, and Purchaser shall make such changes as are reasonably requested by Seller. The parties (and their Affiliates) will report the allocation of the total consideration among the Purchased Assets in a manner consistent with the final Allocation Statement and will act in accordance with the final Allocation Statement in the preparation and timely filing of all Tax Returns (including filing Form 8594 with their respective federal income Tax Returns for the taxable year that includes the Closing Date and any other forms or statements required by the Code, Regulations, the Internal Revenue Service or any applicable state or local Governmental Authority). Each party will promptly inform the others of any challenge by any Governmental Authority to any allocation made pursuant to this Section 4.6; provided, however, that Purchaser will be fully responsible for conducting and managing any such challenge and any and all costs and expenses related thereto, and agrees to consult with and keep Parent informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.

4.7	Non-Competition; Non-Solicitation.

(a)Non-Competition. Beginning on the Closing Date and ending on the third (3rd) anniversary of the Closing Date (the “Restricted Period”), Seller, Parent and Parent’s Affiliates shall not, directly or indirectly, without the written consent of Purchaser, engage in a Competitive Business Activity.    For purposes hereof, the term “Competitive Business Activity” means: (A) the conducting, engaging or participating in, or rendering services or advice to, or engaging in the operation, management or control of any Person that performs Copy Testing Services in the United States in competition with the Business; provided, however that “Competitive Business Activity” specifically excludes the conducting, engaging or participating in, or rendering services or advice to, or engaging in the operation, management or control of any Person that engages in the provision of the Excluded Business. It is understood and agreed to by the parties hereto that the Seller, Parent and Parent’s Affiliates shall not utilize any of the Assigned IP Assets to engage in a Competitive Business Activity.

(b)	Non Solicitation.

(i)Transferred Employees.    Seller, Parent and Parent’s direct and indirect Subsidiaries agree that, during the Restricted Period, they will not, directly or indirectly, either on their own behalf or on behalf of any other Person (other than Purchaser) (A) knowingly encourage, induce or attempt to induce, solicit or attempt to solicit to become an employee, independent contractor, consultant or otherwise any Transferred Employee, or (B) knowingly encourage, induce, attempt to induce, solicit or attempt to solicit any Transferred Employee to leave the service of Purchaser; provided, that a general advertisement that is not specifically targeted at such Transferred Business Employees generally, shall not be a violation of this Section 4.7(b)(i).

(ii)Excluded Business Employees. Purchaser and Purchaser’s direct and indirect Subsidiaries agree that, during the Restricted Period, they will not, directly or indirectly, either on their own behalf or on behalf of any other Person (other than Purchaser) (A) knowingly encourage, induce or attempt to induce, solicit or attempt to solicit to become an employee, independent contractor, consultant or otherwise any employees of the Excluded Business, or (B) knowingly encourage, induce, attempt to induce, solicit or attempt to solicit any employee of the Excluded Business to leave the service of Parent or its direct and indirect Subsidiaries; provided, that a general advertisement that is not specifically targeted at such employees of the Excluded Business generally, shall not be a violation of this Section 4.7(b)(ii).

(iii)Purchaser Customers.    Seller, Parent and Parent’s direct and indirect Subsidiaries agree that, during the Restricted Period, they will not, directly or indirectly, either on their own behalf or on behalf of any other Person (A) knowingly encourage, induce or attempt to induce, solicit or attempt to solicit any Covered Customer to (I) cease being a customer of or to not become a customer of Purchaser with respect to the Business or (II) divert from Purchaser any amount of business of such Covered Customer with respect to the Business, or (B) solicit for business, provide services to, engage in or do business with, any Covered Customer for products or services that are the same as or substantially similar to and competitive with the products or services of the Business as of the Closing. For purposes of this Agreement, “Covered Customer” means the Persons set forth on Schedule 4.7(b)(iii) of the Seller Disclosure.

(iv)Parent Customers. Purchaser and Purchaser’s direct and indirect Subsidiaries agree that, during the Restricted Period, they will not, either on their own behalf or on behalf of any other Person (A) knowingly encourage, induce or attempt to induce, solicit or attempt to solicit any Parent Covered Customer to (I) cease being a customer of or to not become a customer of Parent or any of its direct or indirect Subsidiaries with respect to the Excluded Business or (II) divert from Parent or any of its direct or indirect Subsidiaries any amount of business of such Parent Covered Customer with respect to the Excluded Business, or (B) solicit for business, provide services to, engage in or do business with, any Parent Covered Customer for products or services that are the same as or substantially similar to and competitive with the products or services of the Excluded Business. For purposes of this Agreement, “Parent Covered Customer” means the Persons set forth on Schedule 4.7(b)(iv).

(c)Right of First Refusal.    If, during the period beginning on the Closing Date and ending on the fourth (4th) anniversary of the Closing Date, Parent receives a bona fide written offer to acquire the Excluded Business (an “Offer”), and Parent decides to accept such offer, Parent shall provide Purchaser with written notice thereof, and, subject to any confidentiality obligations of Parent and such offeror, will include either a true and complete copy of the offer in respect thereof or a summary of the material terms thereof (the “Offer Notice”). Purchaser shall have twenty-one (21) days from the receipt of the Offer Notice (the “Offer Period”) to notify Parent that it elects to buy the Excluded Business on the same terms and conditions as contained in the Offer. Upon request, and subject to a non-disclosure agreement in form satisfactory to Parent, Purchaser may have access to diligence items provided to the offeror in connection with the Offer. If Purchaser elects to purchase the Excluded Business in accordance with its right hereunder (“Right of First Refusal”), Purchaser shall give written notice of its election within said Offer Period in which case the Parent and Purchaser will proceed to finalize the purchase of the Excluded Business by Purchaser within the later to occur of (i) the date for closing under the terms of the Offer and (ii) thirty (30) days following the end of the Offer Period. If Purchaser does not elect to purchase the Excluded Business pursuant to its Right of First Refusal, then Parent shall be free to sell the Excluded Business pursuant to the terms and conditions of the Offer; provided, however, that if Parent does not close on the sale of the Excluded Business pursuant to the terms of the Offer, Parent will again be obligated to comply with the provisions of this Section 4.7(c) with respect to Purchaser’s Right of First Refusal. Acceptance or rejection of any offer from a third party or from Purchaser that would result the sale of the Excluded Business if consummated will be in the sole discretion of Parent. The parties specifically agree that this Section 4.7(c) does not apply to, and shall terminate upon, the sale of Parent, or its outstanding equity interests, or its assets or business, in whole or in part (other than the Excluded Business being sold separately in a transaction), whether directly or indirectly, through purchase, merger, consolidation, or otherwise and this provision shall terminate upon the consummation of any such transaction.

(d)Cooperation. Each of Purchaser and Seller Parties shall reasonably cooperate with each other from and after the Closing regarding Tax matters and any proceedings, actions, audits or investigations by Governmental Authorities relating to the Business or the Purchased Assets.

4.8    Name Change.    Within ten (10) Business Days following the Closing Date, Seller will change its corporate name to remove the words “ARS”, “RSC” and “The Quality Measurement Company”, or variations of such terms, therefrom. Notwithstanding the foregoing, Seller Parties agree that immediately following the Closing, Purchase may use the words “ARS”, “RSC” and “The Quality Measurement Company”, or variations of such terms in the conduct of the Business.

5.	CONDITIONS TO PURCHASER’S OBLIGATIONS TO CLOSE. The
obligations of Purchaser to consummate the transactions contemplated hereunder are subject to the satisfaction (or waiver, such waiver evidenced by the payment of the Closing Purchase Price by Purchaser) of each of the following conditions on or prior to the Closing:

5.1    Representations and Warranties.    The representations and warranties of Seller Parties to Purchaser contained in Section 2(a) that are qualified as to materiality, Material Adverse Effect or similar qualifications will be true and correct as of the Closing except for changes contemplated by this Agreement and those representations and warranties which address matters only as of a particular date (which will remain true and correct as of such date) and
(b) that are not qualified as to materiality, Material Adverse Effect or similar qualifications will be true and correct as of the date of the Closing except for changes contemplated by this Agreement and those representations and warranties which address matters only as of a particular date (which will remain true and correct as of such date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect.

5.2    Compliance with Covenants. All of the covenants to be complied with and performed by Seller Parties on or before the Closing will have been duly complied with and performed in all material respects.

5.3    Closing Documents. At the Closing, Seller Parties will have delivered or caused to be delivered, or be in a position to deliver or caused to be delivered, to Purchaser the duly executed closing documents as specified in Section 8.1.

5.4    Governmental Consents, Approvals and Waivers. The parties will have received any consents, notices, approvals and waivers of any Governmental Authority or other Person required in order for the parties to consummate the transactions contemplated hereby that are set forth on Schedule 5.4.

5.5    Absence of Litigation. As of the Closing, no Law will have been adopted, promulgated, entered, enforced or issued by any Governmental Authority, or other Action instituted by a Governmental Authority seeking to enjoin, restrain, or prohibit the consummation of this Agreement, having the effect of making illegal or otherwise prohibiting the transactions contemplated hereby will be pending before any court or any other Governmental Authority; provided, however, that this condition may not be invoked by Purchaser if any such Action was the result of any act or omission by Purchaser.

5.6    No Material Adverse Effect. Since the date hereof, there will not have been any Material Adverse Effect that has not been cured.

5.7    Employees.    Each of Robin Bowmer, Patrick Brennan, Frank Findley, Gregory Baker, and Rachel Day shall have accepted employment with the Purchaser and at least seventy-five percent (75%) of the Business Employees shall have accepted employment with the Purchaser.

6.	CONDITIONS TO PARENT’S AND SELLER’S OBLIGATIONS TO
CLOSE. The obligations of each of Seller Parties to consummate the transactions contemplated hereunder are subject to the satisfaction (or waiver, such waiver evidenced by transfer of the Purchased Assets from Seller Parties to Purchaser) of each of the following conditions on or prior to the Closing:

6.1    Representations and Warranties.    The representations and warranties of Purchaser to Seller Parties contained in Section 3 (a) that are qualified as to materiality, Material Adverse Effect or similar qualifications will be true and correct as of the Closing except for changes contemplated by this Agreement and those representations and warranties which address matters only as of a particular date (which will remain true and correct as of such date) and (b) that are not qualified as to materiality, Material Adverse Effect or similar qualifications will be true and correct as of the date of the Closing except for changes contemplated by this Agreement and those representations and warranties which address matters only as of a particular date (which will remain true and correct as of such date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect.

6.2    Compliance with Covenants. All of the covenants to be complied with or performed by Purchaser on or before the Closing will have been duly complied with and performed in all material respects.

6.3    Closing Documents.    At the Closing, Purchaser will have delivered or caused to be delivered, or be in a position to deliver or caused to be delivered, to Parent duly executed closing documents, as specified in Section 8.2.

6.4    Governmental Consents and Waivers. The parties will have received any consents, notices, approvals and waivers of any Governmental Authority or other Person required in order for the parties to consummate the transactions contemplated hereby set forth on Schedule 6.4.

6.5    Absence of Litigation. As of the Closing, no Law will have been adopted, promulgated, entered, enforced or issued by any Governmental Authority, or other Action instituted by a Governmental Authority seeking to enjoin, restrain, or prohibit the consummation of this Agreement, having the effect of making illegal or otherwise prohibiting the transactions contemplated hereby will be pending before any court or any other Governmental Authority; provided, however, that this condition may not be invoked by Parent and Seller if any such Action was the result of any act or omission by Parent or Seller.

7.CLOSING. The closing of the purchase and sale of the Purchased Assets and the Assumed Liabilities (the “Closing”) will take place promptly, but in no event later than three (3) Business Days following the satisfaction or waiver of the conditions to the Closing set forth in Sections 5 and 6 (the “Closing Date”) via conference call and telecopy or electronic mail/PDF with exchange of original signatures by overnight mail. To the extent permitted by Law and GAAP, for Tax and accounting purposes, the parties will treat the Closing as being effective 11:59 p.m. (ET) on the Closing Date (the “Effective Time”)

8.	CLOSING DOCUMENTS.

8.1    Closing Documents to be Delivered by Seller and Parent. At the Closing, Seller Parties will deliver to Purchaser:

(q)    a certificate dated as of the Closing Date and signed by Seller’s and Parent’s secretary (or equivalent) certifying and attaching: (i) copies of resolutions of the board of directors of each of Seller and Parent authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (ii) copies of the Charter and Governing Documents of each of Seller and Parent.

(r)    the Assignment and Assumption and Bill of Sale in the form of Exhibit A hereto (the “Assignment and Assumption and Bill of Sale”) executed by Seller Parties;

(s)    (i) a duly executed Assignment of Trademarks, in substantially the form of Exhibit B, signed by Seller Parties (the “Trademark Assignment”), (iii) a duly executed Assignment of Patents in substantially the form of Exhibit C, signed by Seller Parties (the “Patent Assignment”), and (iii) such other good and sufficient instruments of conveyance and transfer as is necessary to vest in Purchaser good and valid title to the Purchased Assets;

(t)    duly executed license agreement, in substantially the form of Exhibit D, signed by Seller Parties (the “Purchaser License Agreement”);

(u)    duly executed license agreement, in substantially the form of Exhibit E, signed by Seller Parties (the “Parent License Agreement”);

(v)    duly executed Sub-Lease, in substantially the form Exhibit F, signed by Seller Parties (the “Sub-Lease”);

(w)    duly executed Transition Services Agreement, in substantially the form Exhibit G, signed by Seller Parties (the “Transition Services Agreement”);

(x)    duly executed Escrow Agreement, in substantially the form Exhibit H, signed by Seller Parties (the “Escrow Agreement”), which form is subject to review and revision by the Escrow Agent;

(y)	an updated Schedule 1.7; and

(z)    evidence of the release of all Liens with respect to the Purchased Assets, in form and substance reasonably satisfactory to Purchaser.

8.2    Closing Documents to be Delivered by Purchaser.    At the Closing, Purchaser will deliver to Seller Parties:

(a)evidence of the payment of the Closing Purchase Price;

(b)a certificate dated as of the Closing Date and signed by Purchaser’s secretary (or equivalent) certifying and attaching: (i) copies of resolutions of Purchaser’s

Manager authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (ii) copies of the Charter and Governing Documents of Purchaser; and

(c)duly executed copies of (i) the Assignment and Assumption and Bill of Sale, (ii) the Trademark Assignment, (iii) the Patent Assignment, (iv) the Purchaser License Agreement, (v) Parent License Agreement, (vi) the Sub-Lease, (vi) the Transition Services Agreement, and (vii) the Escrow Agreement, each signed by Purchaser.

8.3    Other Closing Documents.    The parties also will execute such other documents and perform such other acts, before and after the Closing, as may be reasonably necessary for the implementation and consummation of this Agreement.

9.	TERMINATION; REMEDIES.

Closing Date:
9.1
Termination. This Agreement may be terminated at any time prior to the

(a)    by mutual written agreement of Parent and Purchaser;

(b)    by either of Seller Parties, if the Closing has not occurred within thirty (30) days after the date hereof (the “Outside Date”), provided, that such failure is not primarily due to a failure of either of Seller Parties to perform any of their respective obligations under this Agreement;

(c)    by Purchaser, if either of Seller Parties has committed a material breach of this Agreement, which breach is not capable of being cured or, if capable of being cured, has not been cured within thirty (30) days after Seller Parties have received written notice of such breach; or

(d)    by either of Seller Parties, if Purchaser has committed a material breach of this Agreement, which breach is not capable of being cured or, if capable of being cured, has not been cured within thirty (30) days after Purchaser has received written notice of such breach.

9.2    Effect of Termination.    If this Agreement is terminated as provided in Section 9.1, then all further obligations under this Agreement will terminate and no party hereto will have any liability in respect of the termination of this Agreement; provided, however, that the confidentiality obligations of Purchaser and Seller Parties described in Section 4.2, this Section 9.2 and Sections 12, 15, 17-20, 22, 23, 25 and 26, will survive any such termination, and provided, further that no such termination will relieve Purchaser, or Seller Parties from liability for any willful breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination and in the event of such breach the parties hereto will be entitled to exercise any and all remedies available under law or equity in accordance with this Agreement.

10.	INDEMNIFICATION.

10.1    Survival    of    Representations,    Warranties    and    Covenants.    The representations and warranties of Seller, Parent and Purchaser contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, will survive the execution and delivery hereof and the Closing, and, after the Closing (a) the Fundamental Representations will survive until the expiration of the applicable statute of limitations; and (b) all other representations and warranties of Parent and Seller will survive until the date that is twelve (12) months after the Closing Date (the expiration of such time period in (a) or (b), as applicable, the “Survival Date”); provided, however, that if, at any time prior to 11:59 p.m. (ET) on the Survival Date an Officer’s Certificate is delivered alleging Losses and a claim for recovery under Section 10.2(a)(i), then the claim asserted in such notice shall survive the Survival Date until such claim is fully and finally resolved.

10.2	Indemnification.

(aa)    Subject to the provisions of this Section 10, Parent will indemnify Purchaser and its successors and assigns (the “Purchaser Parties”), from and against all Losses incurred or sustained by such Persons, or any of them, as a result of, or with respect to or in connection with:

(i)    any breach of any representation or warranty of Seller or Parent contained in this Agreement or in any certificate delivered by or on behalf of Seller or Parent pursuant to Section 8.1;

(ii)    any breach by Parent or Seller of any covenant or obligation applicable to it contained in this Agreement; and

(iii)	any Excluded Liability.

(bb)    Subject to the provisions of this Section 10, Purchaser shall indemnify and hold each of Seller Parties and their respective successors and assigns harmless against all Losses incurred or sustained by such Persons, or any of them, as a result of, or with respect to or in connection with:

(i)    any breach of any representation or warranty of Purchaser contained in this Agreement or in any certificate delivered by or on behalf of Purchaser pursuant to Section 8.2;

(ii)    any breach by Purchaser of any covenant or obligation applicable to it contained in this Agreement; and

(iii)	any Assumed Liability.

10.3	Indemnification Claims.

(a)Threshold Amount.    Notwithstanding any provision of this Agreement to the contrary (i) a Purchaser Party may not recover any Losses under Section

10.2(a)(i) with respect to any matter unless such Purchaser Party’s Losses as to such matter, excluding any legal fees, costs and expenses, exceeds Five Thousand Dollars ($5,000) (any such matter, an “Indemnifiable Matter”) and (ii) except as set forth in the second sentence of this Section 10.3(a), a Purchaser Party may not recover any Losses under Section 10.2(a)(i) unless and until the Purchaser Parties sustain Losses under Section 10.2(a)(i) for Indemnifiable Matters in excess of, in the aggregate, Fifteen Thousand Dollars ($15,000) (the “Threshold Amount”), in which case, subject to the provisions of this Section 10, such Purchaser Party shall be entitled to all such Losses for Indemnifiable Matters in excess of the Threshold Amount; provided, however that a Purchaser Party shall be entitled to recover for, and the Threshold Amount shall not apply as a threshold to, any and all claims or payments made with respect to Losses for Indemnifiable Matters resulting from any breach of a Fundamental Representation.

(b)Claims for Indemnification. In order to seek indemnification under Section 10.2, the party claiming indemnification (the “Indemnified Party”) shall deliver an Officer’s Certificate to the party from whom the indemnification is sought (the “Indemnifying Party”) (which if the Indemnified Party is a Purchaser Party, such Officer’s Certificate shall be sent to Seller Parties) promptly upon becoming aware of any potential Losses, but in any event not later than 11:59 p.m. (ET) on the Survival Date; provided, that the failure to promptly provide such notice shall not affect the rights of such Indemnified Party to indemnification pursuant to this Section 10 except to the extent that the Indemnifying Party shall have been prejudiced thereby. The Indemnifying Party will have a period of thirty (30) days after receipt of an Officer’s Certificate within which to respond thereto. During such thirty (30) day period, the Indemnifying Party will have the right to cure any applicable breach of this Agreement and will be given reasonable access to all books, records and other information pertaining to the claim. For the purposes of this Agreement, “Officer’s Certificate” means a certificate signed by any officer of Purchaser, if a Purchaser Party is the Indemnified Party, or Parent, if either of Seller Parties is the Indemnified Party (A) stating that an Indemnified Party has paid, sustained, incurred, or properly accrued Losses, (B) specifying the amount of such Losses, and
(C)specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred, or properly accrued, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related.

(c)Objections to Claims for Indemnification. No payment shall be made under Section 10.2 if the Indemnifying Party shall object in a written statement to the claim made in the Officer’s Certificate (an “Objection Notice”), and such Objection Notice shall have been delivered to the Indemnified Party, prior to 11:59 p.m. (ET) on the thirtieth (30th) day after the Indemnifying Party’s receipt of the Officer’s Certificate. If the Indemnifying Party does not deliver an Objection Notice within such thirty (30) day period after receipt of an Objection Notice and does not cure the applicable breach, the Indemnifying Party will have been deemed to have accepted responsibility for the Losses set forth in the Officer’s Certificate and will have no further right to contest the Officer’s Certificate, and the Indemnified Party may pursue any and all legal or equitable remedies available to them under applicable Law.

(d)	Resolution of Conflicts.

(i)If the Indemnifying Party delivers an Objection Notice in accordance with Section 10.3(c), Parent and Purchaser shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.

(ii)At any time following delivery of an Objection Notice pursuant to Section 10.3(c), or if or in the event of any dispute arising pursuant to Section 10, either Purchaser or Parent may pursue any and all legal or equitable remedies available to them under applicable Law.

(e)Third-Party Claims. In the event any Indemnified Party becomes aware of a third party claim (a “Third Party Claim”), which such Indemnified Party reasonably believes may result in a demand for indemnification pursuant to this Section 10, such Indemnified Party shall promptly provide written notification (a “Third Party Claim Notice”) to the Indemnifying Party of such claim after it becomes aware of such Third Party Claim specifying the nature of such Third Party Claim and the amount or estimated amount thereof, together with copies of all notices and documents (including court papers) served on or received by such Indemnified Party, which notice must be identified as a “Third Party Claim Notice”; provided, that the failure to promptly provide such notice shall not affect the rights of such Indemnified Party to indemnification pursuant to this Section 10 except to the extent that the Indemnifying Party shall have been prejudiced thereby. The Indemnifying Party shall have the right to assume the entire control of the defense, compromise or settlement of such Action (including the selection of counsel), subject to the right of the Indemnified Party to participate (with counsel of its choice, but the fees and expenses of such additional counsel shall solely be at the expense of the Indemnified Party). The Indemnifying Party will not compromise or settle any such Action (other than, after consultation with Indemnified Party, an Action to be settled by the payment of money damages and/or the granting of releases, provided that no such settlement or release shall acknowledge the Indemnified Party’s liability for future acts) without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party does not assume the defense within thirty (30) days after receipt of the Third Party Claim Notice, then the Indemnified Party shall have the right to the entire control of the defense, compromise or settlement of such Third Party Claim (including the selection of counsel), subject to the right of the Indemnifying Party to participate (with counsel of its choice, but the fees and expenses of such additional counsel shall solely be at the expense of the Indemnifying Party), and the Indemnified Party will not compromise or settle any such Action without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The party that is not conducting the defense shall provide the party conducting the defense and its counsel with reasonable access during normal business hours to such party’s records and personnel relating to any Third Party Claim and shall otherwise reasonably cooperate with the party conducting the defense in the defense or settlement thereof.

(f)Attorneys’ Fees. The non-prevailing party to any litigation that is finally determined under this Agreement, or any party that voluntarily dismisses any action against the other (i.e., non-suit), whether with or without prejudice, will pay its own expenses and the expenses, including attorneys’ fees and costs, actually incurred by the other party(ies) to such claim. For purposes of this Section 10.3(f), in any litigation hereunder in which any claim or the amount thereof is at issue, the party seeking indemnification will be deemed to be the non- prevailing party unless the applicable court of competent jurisdiction awards the party seeking indemnification more than one half (1/2) of the amount in dispute, plus any amounts not in dispute; in which case, the Person against whom indemnification is sought shall be deemed to be the non-prevailing party.

10.4	Maximum Payments; Remedy; Limitations on Indemnity.

(a)The maximum aggregate amount for which the Purchaser Parties may recover pursuant to Section 10.2(a)(i), other than with respect to any indemnification claim for breach of any of the Fundamental Representations, shall be limited to One Hundred Thousand Dollars ($100,000).

(b)The maximum aggregate amount for which the Purchaser Parties may recover pursuant to Section 10.2(a)(i) and 10.2(a)(ii) (when aggregated with any indemnification claims for breach of any Fundamental Representations) shall be limited to the amount of the Purchase Price.

(c)No indemnification shall be payable to an Indemnified Party with respect to any claims asserted by such Indemnified Party after the Survival Date.

(d)Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall limit the liability of any party in respect of Losses arising out of any actual fraud on the part of such party against the other party hereto (it is agreed and understood that the Survival Date and the Threshold Amount shall not apply in respect of any such Losses).

(e)If any Indemnified Party collects an amount in discharge of a claim in respect of a Loss pursuant to this and such Indemnified Party (or an Affiliate thereof) subsequently recovers (by payment of cash) from a third party a sum which is related to that claim in respect of a Loss pursuant to Section 10 such that the Indemnified Party has received an amount in connection therewith in excess of its related Losses (such excess recovery, the “Excess Recovery”), such Indemnified Party shall (or, as appropriate, shall procure that such Affiliate shall) forthwith repay to the Indemnifying Party or Indemnified Parties an amount equal to the Excess Recovery less any costs or expenses incurred by the Indemnified Party in procuring the Excess Recovery (but no more than the amount paid by the Indemnifying Party to the Indemnified Party pursuant to this Section 10).

(f)In the event any Losses incurred by a Purchaser Party are covered by insurance or any indemnity, contribution or other similar right against a third party, each Purchaser Party agrees to use commercially reasonable efforts to seek recovery under such insurance or indemnity, contribution or similar right. The amount of Losses otherwise recoverable under Section 10.2(a) shall be limited to the amount of any liability or damage that remains after deducting therefrom (i) any insurance proceeds and any indemnity, contribution or other similar cash payment actually received by the Indemnified Parties from any third party with respect thereto or (ii) any Tax savings actually realized by the Purchaser Parties in connection with such Loss.

(g)Upon making an indemnity payment pursuant to this Agreement, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Third Party Claims to which the payment related. Without limiting the generality of any other provision hereof, each such Indemnified Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation rights.

(h)The parties shall use commercially reasonable efforts to mitigate or resolve any claim or liability under this Agreement or in connection with the transactions contemplated hereby, including responding to such claims or liabilities in the same manner as the applicable party would respond to such claims or liabilities in the absence of the indemnification provisions of this Agreement.

(i)Any Losses for which any Indemnified Party is entitled to indemnification under this Section 10 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.

(j)The obligations of the Indemnifying Party to provide indemnification under this Section 10 will be terminated, modified or abated as appropriate to the extent that the underlying claim (i) would not have arisen but for a voluntary act that is carried out at the express written request of, or with the express written approval, concurrence of or with the knowing assistance of the Indemnified Party, (ii) is based, in whole or in part, on the negligence, bad faith or willful misconduct of the Indemnified Party, or (iii) relates to the inaccuracy or breach of a representation, warranty, covenant or agreement set forth in this Agreement of which the Indemnified Party had knowledge prior to the signing of this Agreement.

(k)Parent has the right, in its sole discretion, to satisfy any indemnification obligation by reducing the amount of an Installment Payment. Purchaser has no right to set off any indemnification obligations.

10.5    Remedies Exclusive. Seller Parties and Purchaser acknowledge and agree that, absent actual fraud on the part of a party against the other party hereto, the sole and exclusive remedy of the parties with respect to any and all claims for Losses arising out of this Agreement or the transactions contemplated hereby shall be pursuant to the provisions set forth in this Section 10, provided, however, that nothing in this Agreement is intended to prohibit a party from commencing an action or proceeding for specific performance or injunction to which a party may be entitled.

11.POST CLOSING MATTERS. Each party agrees that it will reasonably cooperate with and make available (or cause to be made available) to the other parties, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained, remaining in existence or continuing to be employed after the Closing pertaining to the Business which are necessary or useful in connection with any Tax inquiry, audit, dispute, litigation or investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose (a “Permitted Use”). The party requesting any such books and records, information or employees will bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such books and records, information or employees. All information received pursuant to this Section 11 will be kept confidential pursuant to Section 4.2 (which will continue to apply to this extent following the Closing) by the party receiving it, except to the extent that disclosure is reasonably necessary in connection with any Permitted Use.

12.EXPENSES. Except as otherwise expressly set forth elsewhere in this Agreement, each party will bear its own legal and other fees and expenses incurred in connection with its negotiating, executing and performing this Agreement, including any related broker’s or finder’s fees. Seller Parties will pay all applicable income Taxes imposed on Seller Parties, if any, which are due as a result of the transfer of the Purchased Assets in accordance herewith. Notwithstanding anything to the contrary herein, Purchaser shall be solely responsible for any and all sales, use and other transfer Taxes and all filing and recording fees (and any penalties and interest associated with such Taxes and fees) applicable to the transfer of the Purchased Assets pursuant to this Agreement.

13.BULK SALES. The parties hereto acknowledge that they are in compliance in all material respects with Article 6 of the Uniform Commercial Code applicable in Indiana as it relates to the transactions provided for in this Agreement.

14.FURTHER ASSURANCES. From time to time at or after the Closing, at the request of the other, Purchaser and Seller each will execute and deliver such other instruments of conveyance, assignment, transfer and delivery and take such actions as the other reasonably may request in order to consummate, complete and carry out the transactions contemplated hereby, including the execution and delivery of such instruments and agreements as may be reasonably necessary or advisable to fully effect the transfer of the Purchased Assets and Assumed Liabilities to Purchaser.

15.	AMENDMENT; BENEFIT AND ASSIGNABILITY. This Agreement may be
amended only by the execution and delivery of a written instrument by or on behalf of Seller, Parent and Purchaser. This Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person or entity will have any right (whether third party beneficiary or otherwise) hereunder. This Agreement may not be assigned by any party without the prior written consent of the other parties hereto in their sole discretion.

16.NOTICES. All notices demands and other communications pertaining to this Agreement (“Notices”) will be in writing addressed as follows:

If to Seller Parties: comScore, Inc.
11950 Democracy Blvd, Suite 600
Reston VA 20190 Attention: General Counsel Email: clin@comscore.com with a copy (which shall not constitute notice) to: Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, Virginia 22102
Attention: Marisa C. Terrenzi, Esq. Email: marisa.terrenzi@hklaw.com

If to Purchaser:	MSW.ARS LLC 1111 Marcus Avenue
Suite MZ 200
Lake Success, New York 11042 Attention: Peter Klein
with a copy (which shall not constitute notice) to: Martin Honig, Esq.
35 Pinelawn Rd., #204W Melville, New York 11747 Email: mhonig32@gmail.com

Notices will be deemed given (a) five (5) Business Days after being mailed by certified or registered United States mail, postage prepaid, return receipt requested, or (b) on the first Business Day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery. Any party may change the address to which Notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving Notice.

17.WAIVER. Unless otherwise specifically agreed in writing to the contrary: (a) the failure of any party at any time to require performance by the other of any provision of this Agreement will not affect such party’s right thereafter to enforce the same, (b) no waiver by any party of any default by any other will be valid unless in writing and acknowledged by an authorized representative of the non-defaulting party, and no such waiver will be taken or held to be a waiver by such party of any other preceding or subsequent default, and (c) no extension of time granted by any party for the performance of any obligation or act by any other party will be deemed to be an extension of time for the performance of any other obligation or act hereunder.

18.ENTIRE AGREEMENT. This Agreement (including the Schedules which are incorporated by reference herein) and the other Transaction Documents constitute the entire agreement between the parties with respect to the subject matter hereof and referenced herein, and supersede and terminate any prior agreements between the parties (written or oral) with respect to the subject matter hereof.

19.COUNTERPARTS. This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were on the same instrument. Facsimiles or other forms of electronic transmission of signatures will be deemed to be originals.

20.	CONSTRUCTION. In this Agreement, unless the context otherwise requires:
(a)words of the masculine or neuter gender shall include the masculine, neuter and/or feminine gender, and words in the singular number or in the plural number shall each include, as applicable, the singular number or the plural number, (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity, (c) reference to any Law means such law as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and (d) any agreement, instrument, insurance policy, statute, regulation, rule or order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, statute, regulation, rule or order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein.

21.EXHIBITS, APPENDICES AND SCHEDULES. The Exhibits and Schedules referenced in this Agreement are a material part of this Agreement. Purchaser acknowledges and agrees that: (a) any information set forth in one section of the Schedules will be deemed to apply to each other section or subsection of this Agreement, so long as such disclosure is in sufficient detail to enable a reasonable reader to identify its applicability to the relevant provision in this Agreement, (b) notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such section of the Schedules as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had a Material Adverse Effect, (c) the information and disclosures contained in the Schedules are intended only to qualify the representations and warranties contained in Section 2 of this Agreement, and shall not be deemed to expand in any way the scope or effect of any of such representations and warranties, (d) no disclosure in the Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication to any third party that any such breach or violations exists or has actually occurred and (e) the inclusion of any matter, information or item in the Schedules will not be deemed to constitute an admission of any liability by Seller to any third party.

22.SEVERABILITY. In case any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions will not in any way be affected or impaired. Any illegal or unenforceable term will be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable Law and such term, as so modified, and the balance of this Agreement will then be fully enforceable.

23.	CHOICE OF LAWS.

23.1    Governing Law. This Agreement is to be construed and governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

23.2    Consent to Jurisdiction. Purchaser, Seller and Parent agree to submit to the exclusive jurisdiction of the federal and state courts located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and any related agreement, certificate or other document delivered in connection herewith. By this Agreement, the parties hereto waive, and agree not to assert, any defense in any action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith, that such action may not be brought or is not maintainable in such courts, that this Agreement may not be enforced in or by such courts, that their property is exempt or immune from execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper.

24.	PUBLIC STATEMENTS. During the Interim Period and for a period of thirty
(30) days thereafter, none of Purchaser, Seller or Parent, without the prior written consultation with the other parties will make any press release or other public announcement concerning the transactions contemplated by this Agreement, except to the extent required by Law or by obligations pursuant to any listing agreement with the Nasdaq as determined by Parent, in which case the other party will be so advised as far in advance as possible and will be given an opportunity to comment on such release or announcement; provided, that Parent has no obligation to consult with Purchaser with respect to any Form 10-Q or 10K that it files that contains reference to the transactions contemplated by this Agreement.

25.COUNSEL. Each of Parent and Seller, on the one hand, and Purchaser, on the other hand, has been represented by legal counsel in connection with the negotiation and preparation of this Agreement and, consequently, each party hereby waives the application of any rule of law that would otherwise be applicable in connection with the interpretation of this Agreement to the effect that any provision of this Agreement will be interpreted or construed against the party whose counsel drafted that provision.

26.WAIVER OF TRIAL BY JURY. THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER

VERBAL OR WRITTEN) OR ACTIONS OF EITHER PARTY IN CONNECTION WITH SUCH AGREEMENTS.

27.SPECIFIC PERFORMANCE. Each of Purchaser, Parent and Seller acknowledge that the other parties may be irreparably harmed and that there may be no adequate remedy at law for any violation by any of them of any of the covenants or agreements contained in this Agreement. Subject to the terms of Section 10.5, it is accordingly agreed that, in addition to, but not in lieu of, any other remedies that may be available upon the breach of any such covenants or agreements (including, without limitation, monetary damages), each party shall have the right to seek injunctive relief to restrain a breach or threatened breach of, or otherwise to seek specific performance of, the other parties’ covenants and agreements contained in this Agreement.

28.REPRESENTATION BY COUNSEL. Notwithstanding any legal requirement to the contrary, all confidential communications between the Law Firm and Seller Parties and/or their respective Affiliates or their respective equity holders, officers, directors or managers that occurred in the context of the Law Firm’s representation of Parent or Seller prior to the Effective Time (“Confidential Communications”) will remain privileged as between such Law Firm and such party or their respective equity holders, officers, directors or managers after the Effective Time, and Purchaser agrees that the privilege shall remain with Seller Parties following the Effective Time such that, without limiting Seller Parties’ right to such privilege, Seller Parties alone shall have and maintain the right to waive the privilege, and Purchaser shall have no right thereto as a Purchased Assets hereunder. Each of Purchaser and Seller Parties agree that if prior to the Effective Time, Seller Parties and their Affiliates or their respective equity holders, officers, directors or managers fail to delete or remove from computer server(s) and/or other records included in the Purchased Assets all copies of emails and other documents (both electronic and otherwise) that contain Confidential Communications, such failure shall be deemed inadvertent and shall not constitute a waiver of the attorney-client privilege or any other privilege applicable to such documents. Purchaser hereby further agrees that: (i) it will not seek disclosure of any Confidential Communications from the Law Firm, Seller Parties, their respective Affiliates or their respective equity holders, officers, directors or managers after the Effective Time, in the context of litigation or otherwise; or (ii) to the extent any emails or other documents (ether electronic or otherwise) containing any Confidential Communications are included in computer server(s) included in the Purchased Assets or are otherwise within the records of Seller Parties delivered to Purchaser, they will, upon discovery of any such documents, deliver a copy of any such documents to Seller Parties and thereafter permanently delete or destroy all such emails or other documents containing such Confidential Communication and not review or otherwise use such documents or the Confidential Communications for any purpose.

29.GUARANTY. Guarantor does hereby unconditionally and irrevocably guarantee to Seller Parties the prompt payment and performance of all obligations, monetary or non monetary, of the Purchaser now or hereafter owed to Seller Parties pursuant to this Agreement (collectively, the “Obligations”), and does hereby agree that if the Obligations or any portion thereof is not paid by the Purchaser, Guarantor will make such payments upon written demand by Parent. Guarantor hereby waives and agrees not to assert or take advantage of any defense, including unenforceability (because of bankruptcy or for any other reason) of the Obligations, except the defense of payment in full of the Obligations. Guarantor acknowledges that Guarantor is entering into this Agreement in order to induce Seller Parties to consummate the transaction contemplated by this Agreement.

{Signature page follows}

IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date first written above.

{Signature Page to Asset Purchase Agreement}

IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date first written above.

{Signature Page to Asset Purclrase AgreenumtJ

APPENDIX 1 DEFINITIONS
As used in this Agreement, the following terms will have the respective meanings set forth below:
“Action” means any claim, demand, action, lawsuit, proceeding, arbitration or mediation. “Affiliate” means any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with or of, such entity. The term “Control” (including, with correlative meaning, the terms “Controlled by” and “under common Control with”), as used with respect to any entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble to this Agreement. “Allocation Statement” has the meaning set forth in Section 4.6. “Appendices” means the appendices referred to in this Agreement. “Assigned Agreements” has the meaning set forth in Section1.1(e). “Assigned IP Asset” has the meaning set forth in Section1.1(c).

8.1(b).

“Assignment and Assumption and Bill of Sale” has the meaning set forth in Section

“Assumed Liabilities” has the meaning set forth in Section 1.3

“Benefit Plan” has the meaning set forth in Section 2.17.

“Books and Records” has the meaning set forth in Section 1.1(g).

“Business” means the provision of Copy Testing Services and Tracking Services but it specifically excludes the Excluded Business.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in Reston, Virginia are open for the general transaction of business.

“Business Employees” has the meaning set forth in Section 2.20(a).

“Charter” means such Person’s Articles or Certificate of Incorporation, Organization or Formation, or their equivalent, and all amendments thereto.

“Closing” has the meaning set forth in Section 7.

“Closing Date” has the meaning set forth in Section 7. “Closing Payment” has the meaning set forth in Section 1.5.
“Closing Purchase Price” has the meaning set forth in Section 1.5. “Code” means the Internal Revenue Code of 1986, as amended.
“Competitive Business Activity” has the meaning set forth in Section 4.7(a). “Confidential Communications” has the meaning set forth in Section 28. “Confidential Information” has the meaning set forth in Section 4.2.
“Contracts” means written contracts, agreements, bonds, notes, indentures, mortgages, debt instruments, licenses, franchises, leases and other instruments or obligations of any kind, (including any amendments and other modifications thereto).

“Copy Testing Services” the market research evaluation of the effectiveness of a brand’s advertising communication (i.e. creative) among its target audience using survey-based methods prior to the introduction or utilization of the advertising creative in the general marketplace. Copy Testing Services does not include the evaluation of the effectiveness of an in-market advertising campaign consisting of a combination of a brand’s advertising creative, media and ad impression level.

“Covered Customer” has the meaning set forth in Section 4.7(b)(iii). “Customer Prepayments” shall have the meaning set forth in Section 1.7(a). “Effective Time” has the meaning set forth in Section 7.
“ERISA” means Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Equipment” has the meaning set forth in Section 1.1(a). “Escrow Account” has the meaning set forth in Section 1.5(a). “Escrow Agent” has the meaning set forth in Section 1.5(a). “Escrow Agreement” has the meaning set forth in Section 8.1(h). “Excess Recovery” has the meaning set forth in Section 10.4(e). “Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Business” means the provision of Copy Testing Services and Tracking Services to the Pharma Industry. Notwithstanding the foregoing, Transitions Optical, Proctor and Gamble and providers of health insurance shall not be included in the Excluded Business.

“Excluded Liability” has the meaning set forth in Section 1.4

“Financial Statements” has the meaning set forth in Section 2.13.

“Fundamental Representation” means a representation and warranty contained in Section
2.1 (Organization), Section 2.2 (Authorization), Section 2.3 (Title to Purchased Assets), Section
2.4 (Binding Agreement), Section 2.22 (Brokers), Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Binding Agreement), Section 3.8 (Brokers).

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America as consistently applied by Seller.

“Governing    Documents”    means    such    Person’s    bylaws,    limited    liability company/operating agreement, or any organizational or other constituent document, as applicable, each as amended.

“Governmental Authority” means any federal, state, local, foreign or other governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Indebtedness” means the outstanding amount of the following with respect to the Business: (i) all indebtedness for borrowed money, (ii) all obligations evidenced by notes, bonds, debentures or other similar instruments, (iii) all obligations issued or assumed for deferred purchase price payments (other than, for the avoidance of doubt, credit card obligations incurred in the ordinary course of business), (iv) except as set forth below, all obligations requiring the reimbursement of any obligor on any line or letter of credit, capital lease, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (v) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made, whether periodically or upon the happening of a contingency, and (vi) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); provided, however, Indebtedness shall not include surety bonds and guarantees or letters of credit in support thereof issued in connection with contract performance and stand-by letters of credit and guarantees thereof issued in connection with insurance or other items related to the Business.

“Indemnifiable Matter” has the meaning set forth in Section10.3(a). “Indemnified Party” has the meaning set forth in Section 10.3(b). “Indemnifying Party” has the meaning set forth in Section 10.3(b).

“Installment Payment” has the meaning set forth in Section 1.5(a).

“Intellectual Property” means the following U.S., state and foreign intellectual property:
(a) inventions, discoveries, processes, designs, techniques, developments, technology and related improvements, whether or not patented or patentable, (b) patent and patent applications (“Patents”) (c) copyrights and (c) trademarks, service marks, trade names, brand names, corporate names, domain names, logos, and all elements thereof (“Trademarks”), the goodwill symbolized thereby, and all common-law rights relating thereto.

“Interim Period” has the meaning set forth in Section 4.1.

“IP Licenses” means the licenses, sublicenses and other agreements or permissions of Seller Parties with respect to third party Intellectual Property used in the operation the Business as presently conducted by Seller Parties.

“Knowledge” means (a) in the case of a party that is an entity (other than Seller Parties), the actual knowledge of any trustee, officer or manager/director of such party, and (b) in the case of Seller Parties, the actual knowledge, upon reasonable inquiry of Parent’s Executive Chairman, Chief Executive Officer, Chief Financial Officer, General Counsel, and Chief Accounting Officer.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Permit or Order that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Law Firm” means Holland & Knight LLP.

“Leased Premises” has the meaning set forth in Section 2.19(a). “Leases” has the meaning set forth in Section 2.19(a).
“Liabilities” means all liabilities or obligations of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due).

“Liens” means all mortgages, deeds of trust, collateral assignments, security interests, UCC financing statements, conditional or other sales agreements, liens, pledges and hypothecations, other than Permitted Liens.

“Losses” means any and all liabilities, obligations, deficiencies, demands, claims, suits, actions, causes of action, assessments, losses, costs, expenses, fines, penalties, damages or costs of any and all investigations, proceedings, judgments, settlements and compromises (including fees and expenses of attorneys, accountants and other experts incurred in connection with a successful claim); provided, that except to the extent claimed by and payable to a third party b y the Indemnified Party in a third party claim, Losses will exclude consequential, special, exemplary or punitive damages.

“Material Adverse Effect” means, with respect to the Business, any change, circumstance, fact, event or effect that has occurred and is still continuing as of the relevant time of determination that, individually or in the aggregate with all other adverse changes, circumstances, facts, events and effects that have occurred and are still continuing as of the relevant time of determination, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Business, the Purchased Assets or the Assumed Liabilities, taken as a whole, other than any change, circumstance, fact, event or effect arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which Seller Parties conduct the Business, (c) changes in GAAP or applicable law, (d) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (e) earthquakes, hurricanes, floods, or other natural disasters, or (f) any action taken by Seller Parties at the request or with the consent of Purchaser or any of its Affiliates.

“Necessary Consent” has the meaning set forth in Section 4.3. “Notices” has the meaning set forth in Section 16.
“Objection Notice” has the meaning set forth in Section 10.3(c). “Offer” has the meaning set forth in Section 4.7(c).
“Offer Notice” has the meaning set forth in Section 4.7(c). “Offer Period” has the meaning set forth in Section 4.7(c).
“Officer’s Certificate” has the meaning set forth in Section 10.3(b). “Open Source Materials” has the meaning set forth in Section 2.10(l).
“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Parent” has the meaning set forth in the Preamble to this Agreement. “Parent Covered Customer” has the meaning set forth in Section 4.7(b)(iv). “Parent License Agreement” has the meaning set forth in Section 8.1(e).

“Patent Assignment” has the meaning set forth in Section 8.1(c).

“Payment Default” means (a) Purchaser fails to pay any Installment Payment when due under this Agreement and such failure continues for a period of ten (10) days after Parent gives written notice to Purchaser of such failure to pay; or (b) Purchaser shall have instituted any proceeding (i) seeking a declaration or entailing a finding that Purchaser is insolvent under any law relating to bankruptcy, insolvency, relief of debtors or protection of creditors, or any other similar law now or hereafter in effect, or (ii) seeking appointment of a receiver, trustee, liquidator, assignee, sequestrator or other custodian for Purchaser or for all or any substantial part of Purchaser’s property; or (c) a proceeding shall have been instituted by a third party in respect of Purchaser: (i) seeking a declaration or entailing a finding that Purchaser is insolvent under any law relating to bankruptcy, insolvency, relief of debtors or protection of creditors, or any other similar law now or hereafter in effect, and such proceeding shall remain undismissed and unstayed for a period of ninety (90) consecutive days, or (ii) seeking appointment of a receiver, trustee, liquidator, assignee, sequestrator or other custodian for Purchaser or for all or any substantial part of Purchaser’s property, and such proceeding shall result in the entry, making or grant of any such order for relief, declaration, finding, relief or appointment, and such proceeding shall remain undismissed and unstayed for a period of ninety (90) consecutive days.

“Permits” means all federal, state, local or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, certificates, or orders of, any Governmental Authority or any other Person, required for Seller Parties to own the Purchased Assets or conduct the Business as is now being conducted.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or for Taxes being contested in good faith by appropriate proceedings, (b) Liens that do not materially interfere with the use of the Purchased Assets by Seller Parties (or after the Closing, Purchaser) and which do not materially impair the value of such Purchased Assets and (c) Liens as of the date hereof set forth on Schedule PL and designated as “Permitted Liens”.

“Permitted Use” has the meaning set forth in Section 11.

“Person”    means    any    individual,    partnership,    joint    venture,    corporation,    trust, unincorporated organization, limited liability company, group, Governmental Authority, and any other person or entity.

“Personal Property” means all of the machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, spare parts, and other tangible personal property which are owned or leased by Seller Parties and used by Seller Parties in the conduct or operations of the Business as it is now conducted.

“Pharma Industry” means (a) Persons involved in industries that (i) develop, produce, or market drugs or pharmaceuticals licensed for use as medications; or (ii) develop, produce, or market drugs or pharmaceuticals licensed for use as medications as well as over-the-counter medications, and (b) Persons involved in industries related to prescription and over-the-counter medications, neutraceuticals, medical devices, biometric devices, orthodontia, government health agencies, healthcare companies, health publishers, and the advertising agencies supporting the above listed industries.

“Pre-Closing Tax Period” shall mean all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date.

“Prepaid Items” has the meaning set forth in Section 1.1(d). “Purchase Price” has the meaning set forth in Section 1.5. “Purchased Assets” has the meaning set forth in Section 1.1.
“Purchaser” has the meaning set forth in the Preamble to this Agreement. “Purchaser Financial Statements” has the meaning set forth in Section 3.5. “Purchaser License Agreement” has the meaning set forth in Section 8.1(d). “Purchaser Parties” has the meaning set forth in Section 10.2(a). “Purchaser Receivables” shall have the meaning set forth in Section 1.7(c).
“Regulations” means the United States treasury regulations promulgated under the Code.

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“Restricted Period” has the meaning set forth in Section 4.7(a).

“Right of First Refusal” has the meaning set forth in Section 4.7(c). “Sales Process” has the meaning set forth in Section 4.7(c).
“Seller” has the meaning set forth in the Preamble to this Agreement. “Schedules” means the schedules to this Agreement.
“Seller IP” means all Intellectual Property owned by Seller Parties and primarily used in the Business as of the date of this Agreement.

“Seller Parties” has the meaning set forth in Section 10.2(b).

“Seller Parties Receivables” shall have the meaning set forth in Section 1.7(b).

“Seller Software” means all computer software, databases and data collections and all rights thereto, including all enhancements, versions, releases and updates of such computer software, developed by or for Seller Parties and currently used in the Business, in each case that is owned by Seller Parties, and listed on Schedule 1.1(c).    Seller Software does not include computer software that is owned by, or licensed from, third parties.

“Sub-Lease” has the meaning set forth in Section 8.1(f). “Survival Date” has the meaning set forth in Section 10.1.
“Tax” (including with correlative meaning the term “Taxes”) means all foreign, federal, state, local and other income, gross receipts, sales, use, ad valorem, value-added, intangible, unitary, transfer, franchise, license, payroll, employment, estimated, excise, environmental, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, or other taxes of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, estimate or declaration of estimated Tax or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Third Party Claim” has the meaning set forth in Section 10.3(e).

“Third Party Claim Notice” has the meaning set forth in Section 10.3(e). “Threshold Amount” has the meaning set forth in Section 10.3(a).
“Tracking Services” means Seller Parties’ Brand Monitor services (based on the same as or substantially similar capabilities and specifications thereof as of the Closing).

“Trademark Assignment” has the meaning set forth in Section 8.1(c).

“Transaction Documents” means this Agreement, the Assignment and Assumption and Bill of Sale, the Trademark Assignment, the Patent Assignment, the Purchaser License Agreement, the Parent License Agreement and each certificate delivered by or on behalf of Seller or Parent pursuant to Section 8.1, or by or on behalf of Purchaser pursuant to Section 8.2.

“Transferred Business Employee” has the meaning set forth in Section 4.5(a). “Transition Services Agreement” has the meaning set forth in Section 8.1(g). “Work-In-Process” has the meaning set forth in Section 1.1(b).